December 30, 2020

Via EDGAR and E-mail

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Paul Fischer, Staff Attorney

Re:	Monitronics International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 30, 2020

File No. 333-110025

Ladies and Gentlemen:

This letter contains the response of Monitronics International, Inc. (“Monitronics”) to the comment (the “Comment”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2020 (the “Comment Letter”), regarding the Form 10-K initially filed by Monitronics with the Commission on March 30, 2020 (the “10-K”). Monitronics is respectfully submitting the response below to the Comment in connection with its filing of the 10-K with the Commission on the date hereof.

For your convenience, the Staff’s Comment, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with Monitronics’ response set out immediately underneath the Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations (“MD&A”)

Year Ended December 31, 2019 Compared to Year Ended December 21, 2018, page 32

1.	We note that you present non-GAAP combined financial information for the year ended December 31, 2019 which includes results of operations for the predecessor and successor entities in the tables on pages 32 and 34 and in your discussion of your operating results for this period. To the extent you wish to discuss your combined results of operations for these periods, please revise to discuss and specifically quantify the impact that the adoption of fresh start accounting had on the successor entities results of operations. Your disclosures in your quarterly reports on Form 10-Q and in your earnings releases furnished in Form 8-Ks should be similarly revised.

Response: As discussed on our December 23, 2020 call with Ms. Linda Cvrkel and Mr. Blaise Rhodes, Monitronics respectfully submits that to the extent our results of operations were impacted by the adoption of fresh start accounting and such impacts were readily quantifiable, the 10-K does include such impacts in its discussion. However, Monitronics will endeavor to clarify such impacts in future filings and, where applicable, provide additional quantitative analysis on MD&A disclosures addressing combined results of operations of predecessor and successor periods for all future filings.

Please direct any questions that you have with respect to the foregoing to the undersigned, at (972) 243-7443, or to David Miller, Latham & Watkins LLP, at (713) 546-7463. Very truly yours,

Monitronics International, Inc.

By:	/s/ William E. Niles
William E. Niles
Chief Executive Officer

cc:	David J. Miller (Latham & Watkins LLP)